

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

April 4, 2016

Christopher J. Del Moral-Niles
Chief Financial Officer
Associated Banc-Corp
433 Main Street
Green Bay, WI 54301

> **Re: Associated Banc-Corp**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 5, 2016**
> **File No. 001-31343**

Dear Mr. Del Moral-Niles:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Income Statement Analysis

Provision for Credit Losses, page 32

Allowance for Credit Losses, page 37

1. Please tell us and revise your MD&A in future filings to more comprehensively explain the reasons for changes in the amount of your provision for loan losses recorded during the period and the amount of the allowance for loan losses at period end when compared to observed changes in the credit quality of your loan portfolio. Please be as specific and detailed as needed to provide an investor with a clear understanding of changes in risk in

the loan portfolio and how these changes, as well as any other key drivers, impact each component of the allowance for loan losses established at period end. Please consider the interpretive guidance in SEC Financial Release No. 72, Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations. Please provide us a draft of your proposed disclosure that clearly identifies new or revised disclosure.

Segment Review

Segment Review 2015 Compared to 2014, pages 55

2. You disclosed that the Risk Management and Shared Services segment had net income of $12 million in 2015, down $49 million compared to $61 million in 2014. We note that the decrease was due to a $57 million decrease in net interest income related to changes in the long-term funding rates utilized in the funds transfer pricing methodology for allocating interest credits to the Corporate and Commercial Specialty, and Community, Consumer, and Business segments. Similarly, we note the disclosure under the title Segment Review 2014 Compared to 2013, on page 56, that the Risk Management and Shared Services segment had net income of $61 million in 2014, up $29 million compared to $31 million in 2013. The increase was attributed to a $68 million increase in net interest income primarily arising from changes in the long-term funding rates utilized in the funds transfer pricing methodology for allocating interest credits as well. Please tell us and expand future filings to explain in detail the how you determine the long-term funding rates and the reasons behind the swings in these rates over the related periods on each of your segments.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Income, page 63

3. We note the noninterest income line item titled Total core fee-based revenue. In future filings, please delete this non-GAAP measure from the face of the GAAP financial statements.

4. We note the noninterest income line item titled Asset gains, net which appears to include a gain on the sale of real estate. Please revise future filings to present the net cost of operation of other real estate within noninterest expense as required by Rule 9-04 14 (d) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Chris Harley at (202) 551-3695 or me at (202) 551-3291 if you have questions regarding any comments.

Sincerely,

/s/ H. Stephen Kim

H. Stephen Kim
Assistant Chief Accountant
Office of Financial Services